

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Mr. Kenneth T. Coviello
Chief Executive Officer
Vycor Medical, Inc.
80 Orville Drive, Suite 100
Bohemia, NY 11716

     Re: **Vycor Medical, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 31, 2010
             File No. 333-149782

Dear Mr. Coviello:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief